Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction
Stratum Star Limited	British Virgin Islands
Alpine Eagle Limited	British Virgin Islands
J-Long Limited	Hong Kong
Sun Choice Enterprises Limited	Hong Kong